Exhibit 3.1

EIGHTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PHASE FORWARD INCORPORATED

(Incorporated on June 3, 1997)

ARTICLE I

The name of this corporation is Phase Forward Incorporated.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle.  The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The aggregate number of shares that this Corporation shall have authority to issue is 100 shares of capital stock all of which shall be designated “Common Stock”, each having a par value of one cent ($0.01).

ARTICLE V

A.            The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors.  The number of directors that shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B.            The Bylaws may be altered or amended, or new Bylaws may be adopted, by the stockholders entitled to vote.  The Board of Directors shall have the power to adopt, amend or repeal the Bylaws.

ARTICLE VI

The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law.

ARTICLE VII

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.